EXHIBIT 99.1
Glossary of Telecommunications Terms

Abbreviation	Definition
“2G”	The second-generation mobile telephony system based on the standards defined by the ITU.
“2.5G”	The second-and-a-half-generation mobile telephony system based on the standards defined by the ITU
“3G”	The third-generation mobile telephony system based on the standards defined by the ITU
“4G/LTE”	The fourth-generation/long-term evolution mobile technologies, including WiMax, based on the standards defined by the ITU
“5G”	Fifth generation mobile networks
“ADSL”	Asymmetric digital subscriber line
“ARPU”	Average revenue per user of telephone services, calculated over a given period of time for the average number of total customers or of active customers in the same period
“B2B”	Business to business
“B2C”	Business to company
“B2G”	Business to government
“B2O”	Business to operation
“BGP”	Border Gateway Protocol is the protocol that enables the global routing system of the internet
“big data”	This allows companies to gather a lot of user-related information, like demographics and location info, network and application usage
“Broadband”	A high-capacity network backbone providing connectivity between sites and that picks up and conveys the traffic of lower-capacity peripheral rings
“CAMEL”	Customized Applications for Mobile network Enhanced Logic
“Churn”	A measure of the proportion of a business unit’s customer base that disconnects from such business unit’s service over a period of time. Prepaid and postpaid churn rates are each calculated by dividing the respective total number of prepaid or postpaid customer disconnections (including customers who disconnect and reactivate with the same phone number) for the period by the average number of prepaid or postpaid customers for the period. The average number of customers for the period is calculated by taking the average of each month’s average number of prepaid or postpaid customers (calculated as the average of the total number of customers at month-end and the total number of customers at the end of the previous month) during the period. A business unit’s total churn rate is the weighted average of such business unit’s prepaid churn rate and postpaid churn rate over the period, based on weighted number of prepaid and postpaid customers
“Customer”	For mobile line telephone services, the terms refer to anyone: (a) who is a holder of a SIM card; and (b) in the event of prepaid services, anyone who has made at least one recharge after the second month of making the SIM purchase
“DBSS”	Digital business support systems
“DFS”	Digital financial services
“DDos”	Distributed denial of service – common attacks on telecommunications companies
“Doubleplay 4G customers”	Mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date
“DWDM”	Dense wavelength divisions multiplexing

“EDGE”	Enhanced data rates for GSM Evolution: evolution of data communications within the existing GSM standard. Designed as a step forward from GPRS, EDGE improves the GSM radio interface in that it increases the data transfer speed by optimizing use of the available spectrum
“EMC”	Electromagnetic compatibility is the ability of electrical equipment and systems to function acceptably in the electromagnetic environment
“Fixed operator”	Provider of telecommunications services by means of a telecommunication system consisting mainly of fixed lines.
“FMC”	Fix mobile convergence (charging subscribers who use both mobile and fixed fiber connect from a single account)
“FTTB”	Fiber-to-the-building
“FTTx”	Fiber-to-the-x
“FVNO”	Fixed virtual network operator
“Gbit/s”	Gigabit per second
“GHz”	Giga hertz - the hertz is a unit of frequency of one cycle per second. A giga hertz refers to a frequency of one billion hertz
“GPON”	Gigabit passive optical network
“GPRS”	General packet radio service: data transmission technology using packet-based transmission for providing mobile telecommunications
“GSM”	Global System for Mobile Communications: a mobile-telephony standard based on digital transmission and cellular network architecture with a roaming system
“GSM900”	Mobile telephone services using GSM in the 900 MHz frequency range
“GSM900/1800”	Mobile telephone services using the GSM standard in the 900 MHz and 1800 MHz frequency ranges
“GSM1800”	Mobile telephone services using GSM in the 1800 MHz frequency range
“GSMA”	GSM association
“HSPA” or “HSPA+”	High-speed packet access or Evolved High Speed Packet Access
“ICX”	Interconnection exchange
“IGW”	International gateway
“IMTR”	International Mobile Termination Rates
“IoT”	Internet of things
“IP”	Internet protocol: the universal communications protocol based on the exchange of packets of information between telecommunications equipment. It is the standard protocol used on the internet
“IPTV”	Internet protocol television
“IP VPN”	IP virtual private network
“ISDN”	Integrated services digital network
“ISDN PRI”	Integrated services digital network primary rate interface – a telephone technology that delivers 23 voice channels and one data channel to companies over an ISDN
“LDI”	Long distance and international
“LTE”	Long-term evolution
“MAU”	Monthly Average Users
“MFS”	Mobile financial services
“MHz”	Mega hertz: the hertz is a unit of frequency of one cycle per second. A mega hertz refers to a frequency of one million hertz
“Microwave”	Microwave is the transmission of information by electromagnetic waves with wavelengths in the microwave frequency range of 300MHz to 300GHz
“MMS”	Multimedia messaging service: an evolution of SMS services that, in addition to text messages, offer several types of multimedia contents such as images, audio and video-clips

“MNP”	Mobile number portability: a service, recently approved by the BTRC in Bangladesh, which allows customers to keep their mobile number when switching between mobile operators. The BTRC directive, instructing mobile telecommunications operators to make this service available to customers in Bangladesh, was approved by the BTRC on May 6, 2013
“MNO”	Mobile network operator
“Mobile operator”	Provider of telecommunications services using the range of radio frequencies assigned to it
“MPLS”	Multiprotocol label switching
“MTR”	Mobile termination rates
“Multimedia”	Communications using any combination of different media and which may comprise text, audio, music, images, animation and video
“Multiplay customers”	Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date
“MW RRL”	Microwave relay rack location
“NGMS”	Next generation mobile services
“OTT”	Over-the-top. Refers to content service providers such as Google and Facebook
“PBX”	Private branch exchange
“Penetration rate”	This is a measure of access to telecommunications, normally calculated by dividing the number of customers to a particular service by the population to whom it is available and multiplying by 100. It is also referred to as teledensity (for fixed-line networks) or mobile density (for cellular networks)
“PMP”	Point to multipoint
“Prepaid”	Mobile telephony service paid for in advance by the customer
“Postpaid”	Mobile telephony service paid for after usage by the customer has occurred
“Protocol”	The standard communication rules between two computers or within a computer network. Two computers using the same protocol can exchange data. The internet is based on a series of protocols, for example www is based on http protocol. The most popular is IP, Internet Protocol, which is a data transfer protocol
“RBT”	Customized ring back tones
“REF”	Radio electronic facilities
“RFR”	Radio frequency resource
“Roam” or “roaming” or “roam like home”	The ability to make and receive calls on the same mobile phone even when travelling outside the area covered by the “home” network operator
“RPs”	Redirection and provisioning service
“SDH”	Synchronous digital hierarchy
“SIM” or “SIM card”	Customer identity module card: magnetic cards with a memory for data storage and software applications
“Sim2IBAN”	SIM to international bank account number
“SIP-Trunk”	Session initiation protocol trunking is a service offered by a communications service provider that uses the protocol to provision VoIP connectivity between an on-premises phone system and the public switched telephone network
“SME”	Small- and medium-size enterprise market which consists of businesses having between 3 and 50 employees
“SMP operators”	Significant market power operator
“SMS”	Short message service: a protocol that uses the signaling channel to transmit text messages up to 160 characters long
“SMS CPA”	Short message service cost per acquisition advertising model
“SOHO”	Small office/home office
“TDD”	Time division duplex
“TFN”	Toll free numbering

“Total digital monthly active users” or “MAU”	Gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Company and includes MAU who are active in more than one application.
“TTP”	Telecom Tower Provider
“UAN”	Universal access number
“UMTS”	Universal mobile telecommunications system
“USB”	Universal serial bus
“UX/UI”	User experience/user interface
“value added services” or “VAS”	These are services that provide a higher level of functionality than those offered by basic transmission services made available by a telecommunications network for transferring information via terminals
“VOD”	Video on demand
“Voice CPA”	Voice call cost per acquisition advertising model
“VoLTE”	Voice over LTE
“VoIP”	Voice over IP: digital technology enabling the transmission of voice packages via the internet, intranet, extranet and VNP networks. The packets are carried according to H.323 specifications, that is to say the ITU standard forming the basis for data, audio, video and communications services over IP type networks
“VPLS”	Virtual private LAN service
“VPN”	Virtual private network
“VSAT”	Very small aperture terminals, which are two-way satellite ground stations used to transmit data
“WCDMA”	Wideband Code Division Multiple Access
“WiMax”	Worldwide interoperability for microwave access communication standard
“WLAN”	Wireless LAN
“WLL”	Wireless local loop
“WTTX”	Wireless to the X
“xDSL”	All types of DSL

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